Exhibit 1

ASX ANNOUNCEMENT

15 October 2019

Westpac acknowledges the release of a discussion paper by the Australian Prudential Regulatory Authority (APRA) – Revisions to APS 111 Capital Adequacy: Measurement of Capital

APRA has today released a discussion paper on proposed changes to APS 111 Capital Adequacy: Measurement of Capital. APRA has indicated that the proposed changes aim to ensure Australian deposit holders continue to be protected when the major banks hold significant investments in subsidiaries.

The most significant proposal is in relation to the parent ADI’s treatment of equity investments in banking and insurance subsidiaries (Level 1) and was prompted in part by recent proposals by the Reserve Bank of New Zealand (RBNZ) to materially increase capital requirements in New Zealand. In particular, APRA are proposing that:

•                 equity investments in subsidiaries (including any Additional Tier 1 and Tier 2 capital investments in subsidiaries) will be risk weighted at 250%, up to a limit of 10% of Level 1 Common Equity Tier 1 (CET1) capital; and

•                 Equity investments in excess of the 10% limit will be fully deducted from Level 1 CET1 capital in determining Level 1 capital ratios.

Equity investments in banking and insurance subsidiaries are currently risk weighted at 400% at Level 1. APRA intends the updated standard to come into force from 1 January 2021. Consultation closes on 31 January 2020 and APRA has indicated the changes will be finalised in early 2020.

As previously noted, the RBNZ has consulted on a proposal to significantly increase the level of regulatory capital in the New Zealand banking system and is expected to announce the result of that consultation in early December 2019. The RBNZ has also proposed that a five year transition period will apply for any change in requirements. The implications for Westpac of the APRA proposals for Westpac’s Level 1 regulatory capital position will depend on the final outcomes of the RBNZ’s review.

Impact on Level 1 capital ratios

Westpac’s largest equity investment in a subsidiary is in Westpac’s New Zealand banking subsidiary, Westpac New Zealand Limited (WNZL). Westpac also has equity investments in several other banking and insurance subsidiaries which are each below the 10% limit.

There is no impact from this proposal on the calculation of the Group’s reported regulatory capital ratios on a Level 2 basis, which are the key ratios commonly reported. Nevertheless,

Westpac must continue to meet prudential requirements for Level 1 capital which may ultimately impact capital ratios on a Level 2 basis.

At 30 June 2019, Westpac’s Level 1 CET1 capital ratio was 10.5%. On a proforma basis at 30 June 2019, it is estimated that applying APRA’s proposed approach would reduce Westpac’s Level 1 CET1 capital ratio by approximately 40bps ($1.6bn). Since June 2019 Westpac has taken actions to lift its Level 1 CET1 capital ratio by around 25-30 basis points through intra-group transactions. These changes will be reflected in the Group’s Full Year 2019 results disclosures. Westpac’s Level 2 CET1 ratio at 30 June 2019 was 10.5% and would not be affected by this change.

APRA expects to finalise the review announced today along with its broader review of the capital adequacy framework in 2020. Given the changes likely to emerge it is too early to determine the full impacts of APRA’s consultation papers or to determine how Westpac might respond.

Westpac intends to provide a submission to APRA.

For further enquiries, please contact:

David Lording	Andrew Bowden
Head of Media Relations	Head of Investor Relations
M. 0419 683 411	T. 02 8253 4008
M. 0438 284 863